File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

(Filed September 10, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 10, 2007

Release

Failure in natural gas supply interrupts operations at Vitro production facilities

San Pedro, Garza Garcia, Nuevo Leon, Mexico, September 10, 2007.- Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) announced today that five of its glass containers production facilities and one of its automotive glass production facility located Mexico City, Toluca, Queretaro and Guadalajara temporarily interrupted operations. The interruption resulted from a failure in natural gas supply caused by recent incidents at some of PEMEX gas pipelines located in the state of Veracruz.

In line with the past experiences occurred on July, 2007, which temporarily affected the natural gas supply to two of our production facilities, the Company is implementing emergency measures at the affected facilities to minimize the impact and continue the glass bottles and automotive glass supply to our clients.

We will keep our investors and the public informed on the development of these events as we evaluate the impact.

PEMEX has announced that it is working to restore its supply service to normal levels as soon as possible. The plants will return to normal operations as soon as the natural gas supply is 100% restored at each of the facilities.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: September 10, 2007